EXHIBIT 99.3
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             SINOVAC BIOTECH LTD. ANNOUNCES THAT IT HAS LAUNCHED THE
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          MARKETING OF ITS PROPRIETARY COMBINED HEPATITIS A&B VACCINE,
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                                   BILIVE(TM)
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BEIJING,  March 31, 2005 - Sinovac  Biotech  Ltd.  ("Sinovac")  ("the  Company")
(AMEX: SVA) announces that it has commenced the marketing launch of Bilive(TM), its combined Hepatitis A & B vaccine. Sinovac held its official marketing launch for the sale of Bilive(TM) during the period of March 25-27 in Huang Mountain, Anhui Province, China. Top medical professionals and hepatitis specialists from across China, and about 130 doctors from China's Center of Disease Control attended the launch. The feedback from the attendees was very positive. During the meeting, it was further agreed that the Chinese vaccine industry will promote the use of inactivated vaccines such as Sinovac's Bilive(TM) in the prevention of infectious diseases such as viral hepatitis.

China is a country that has been greatly affected by viral hepatitis for a long time. The prevention and control of hepatitis is very important for the country's social development and public health. Sinovac expects to record the first sales of Bilive(TM) by May 2005.


About BiliveTM
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BiliveTM is a  state-of-the-art  combined  hepatitis A and B vaccine.  It can be recommended to protect people against Hepatitis A and Hepatitis B. BiliveTM will be sold in two forms based on the age of vaccinees. BiliveTM junior is for use in non-immune children and adolescents from ages 1 to 15 years, and BiliveTM adult is for use in non-immune adults and adolescents 16 years of age and older.

Bilive(TM) is a combined vaccine formulated by purified inactivated Hepatitis A virus antigen and recombinant (yeast) hepatitis B surface (HBsAg), absorbed into aluminum hydroxide. The vaccine induces the body's immune system to generate antibodies as a reaction against hepatitis A and hepatitis B viruses. Hepatitis is one of the major diseases of mankind and continues to be a serious global public health issue. It is preventable with safe effective vaccines.


About Hepatitis B
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Hepatitis  B is a very  common  infection.  Each year in the United  States,  an estimated 200,000 persons are newly infected with hepatitis B virus. More than 11,000 of these people are hospitalized, and 20,000 remain chronically infected. Overall, an estimated 1.25 million people in the United States have chronic hepatitis B virus infection, and 4,000 to 5,000 people die each year from liver disease or liver cancer related to hepatitis B. Nearly 300 million persons in the world are chronically infected with hepatitis B virus. High rates of chronic infection are found in some parts of China, Southeast Asia, Africa, the Pacific islands, the Amazon Basin in South America, and the Middle East.

Of the 2 billion people who have been infected with the hepatitis B virus (HBV), more than 350 million have chronic (lifelong) infections. These chronically infected people are at high risk of death from cirrhosis of the liver and liver cancer, diseases that kill about one million people each year.


About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.



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Sinovac now has two vaccines fully approved for sale in China - Healive(TM)  for
Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), received approval in China in January 2005 and is expected to achieve similar sales growth to Healive(TM). Sinovac's split flu vaccine received approval of its New Drug Certificate in March 2005. Final approval of the Company's flu vaccine is expected in 2005 after GMP certification of the new flu vaccine production line.

Sinovac is currently the world leader in the development of a SARS vaccine. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center of Disease Control (CDC). CDC controls the Chinese vaccine market through its two main functions: as both the commercial sales agency and the governmental department in the pharmaceutical sector for China.


For further information please refer to the Company's filings with the SEC or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Tracey Gabert,  Sinovac Investor  Relations at (888) 888-8312 or 1 604
684-5990 from outside of North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.